FILE NO: 82-34878

Rentokil Initial

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

1 December 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Third Quarter trading update.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report.
6. Releases to the London Stock Exchange.	6. 6.1 Holding in Company. 6.2 Sale of Style Conferences.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
Director Group Secretariat

Rentokil Initial

2

ading Statement

ntokil Initial PLC
November 2005

November 2005

NTOKIL INITIAL plc - THIRD QUARTER TRADING UPDATE

	Q3 05	Q3 04	% change	YTD 05	YTD
2004 constant exchange rates:					
venue	559.5	531.5	5.3%	1,670.6	1,61[illegible]
erating income before central costs*	88.7	95.9	(7.5%)	256.3	28[illegible]
erating income after central costs*	80.6	88.5	(8.9%)	227.6	26[illegible]
actual rates of exchange:					
venue	564.8	529.8	6.6%	1,678.9	1,60[illegible]
erating income	67.3	82.4	(18.3%)	175.7	24[illegible]
erating income analysed as:					
. Operating income (before amortisation of customer list & exceptional items)	81.3	87.9	(7.5%)	229.2	26[illegible]

. Amortisation of customer lists	(6.0)	(5.5)	(9.1%)	(17.5)	(16.
. Exceptional items	(8.0)	-		(36.0)	
hare of profit after tax from associates	0.4	0.4	-	1.7	:
et interest payable	(14.4)	(15.1)	4.6%	(41.7)	(37.
re-tax profit (continuing operations)	53.3	67.7	(21.3%)	135.7	21:

ll figures are for continuing operations and are unaudited and unreviewed. tyle Conferences and the US cleaning business have been treated as iscontinuing/discontinued businesses respectively and their results have been xcluded from the current and prior year figures above. Results at constant xchange rates have been translated at the full year average rates for the year nded 31 December 2004.

. Q3 revenue up 5.3% over prior period and up 3.6% year-to-date at constant exchange rates; sales up in all business segments
. Rate of profit deterioration slowing - at constant exchange rates business segment operating income* (ie before central costs) down 7.5% in Q3 vs last year and 9.4% lower year-to-date; H1 decline was 10.5%
. Portfolio up 7.6% (annualised rate) in Q3 with better sales growth and lower terminations than H1
. Business improvement projects on track
. Business re-organised into six divisions to face its markets more effectively
. Recruitment of top management team now complete
. Capital structure review completed

Before amortisation of customer lists and exceptional items

Commenting on third quarter performance and outlook, Doug Flynn, Chief Executive, said:

'We have made significant progress in reshaping Rentokil Initial for the future, instituting detailed turnaround plans for a number of important business operations, re-organising the group into six market facing divisions and completing the recruitment of the top management team to take the business forward. We have also concluded how best to manage our capital structure for the short- and medium-term. Much hard work remains ahead of us and we are realistic about the time it is likely to take to turn this company around. However, as I said at the interim results, we know what the problems are and believe we have the tools to return the company to the top of its sector.

'Trading in the third quarter showed a continuation of the positive trends evident towards the end of the first half. Revenue increases were achieved across the board. The rate of decline in operating income slowed in many areas, although most progress was made in lower margin activities and our largest business, hygiene services, has yet to show improvement. The rate of margin regression also decelerated and margins were higher in all businesses in the third quarter than the first half. The investment put in place to improve sales efficiency and customer service is gradually taking effect and we were pleased to see some successes in the quarter, including an improvement in customer retention for UK pest control.

'Despite tough economic conditions in a number of our markets, we expect to see a continuation of these encouraging trends in the remainder of the year and into the first half of 2006. Thereafter, we anticipate a gradual acceleration in the rate of improvement as our initiatives begin to take full effect. We remain on track to deliver the promises made at our interim results presentation.'

STRATEGIC AND OPERATIONAL TURNAROUND

Whilst in the first half we focused on analysing the nature and scale of the problems we face, during the third quarter our priorities have been to develop and then implement plans to put things right. There have been three main areas of work.

Operational turnarounds

Turnaround plans have been developed for five of our most important operations and these have now been embedded in those businesses. In most cases the implementation phase of the turnaround has commenced and will continue into 2006. At constant rates, these plans affect operations representing some 35% and 51% of the group's revenue and operating income (before amortisation of customer lists and exceptional items) respectively.

UK Pest Control: the principal issue is to reduce unacceptably high customer termination rates by improving service levels, as dissatisfaction with service is the prime cause of contract losses.

UK Washrooms: this business requires wide scale restructuring which will take time. Cost efficiencies will be obtained through merging the old Rentokil and BET washroom businesses. The separation from the UK textiles business has until now hindered this programme.

French Textiles: the functional (rather than branch-based) operating structure which has been successful in our other Continental European textile businesses is being introduced into France.

European Washrooms & Textiles: the old BET and Rentokil businesses have not been fully integrated and a plan is currently underway to accelerate this process.

In addition, over time Initial City Link, the parcels delivery business, will cease to operate on a franchised basis. This should deliver better returns to shareholders and improve customer service.

Group reorganisation

On 1 September the group was reorganised into the six divisions detailed at the interims. We believe this structure will enable our businesses to face their markets and customers more effectively.

Management team

The senior management team who will lead the company forward is now in place. During the third quarter, our new CFO, HR Director and Corporate Development Director all took up their posts and other new appointments, most notably the managing directors of the Asia Pacific and Pest Control/Plants divisions, were announced. The latter follows the decision of Ted Brown to retire from the group.

The actions associated with these three areas - formulating the turnarounds, reorganising the group and assembling the management team - are now largely complete and provide the necessary foundations for the remaining high priority projects.

GROUP PERFORMANCE

Note: in all cases references to operating income are for continuing businesses before amortisation of customer lists and exceptional items.

Third quarter

Revenue for the group in the third quarter increased by 5.3% at constant exchange rates and 6.6% at reported exchange rates to £564.8 million. Each of the business segments achieved revenue growth in the quarter versus last year. Operating income, however, declined by 8.9% at constant exchange rates and by 7.5% at reported exchange rates. At constant exchange rates, increases in manned guarding and facilities management services were offset by declines in the other businesses. Actual pre-tax profit for the quarter fell by 21.3% to £53.3

million. The decreases in profit are largely attributable to: the investment made to improve sales efficiency and customer service; one-off costs associated with the business turnarounds; higher fuel costs spread across the group; and exceptional costs incurred in respect of the approach from Raphoe. The additional investment in sales and service only started to be incurred during the third quarter of last year but is now fully in place, adversely affecting the period-on-period comparison. This will continue to be the case in the fourth quarter with a diminishing effect thereafter.

Nine months to date

Year-to-date, group revenue increased by 3.6% at constant exchange rates and by 4.4% at reported exchange rates with increases recorded by all segments other than facilities management services, which declined by 0.5%. Operating income for the period fell by 14.4% at constant exchange rates and 13.4% at reported exchange rates with declines registered across the board. Actual profit before tax for the year-to-date fell by 36.0% for the reasons given above together with an exceptional asset impairment charge in the first half related to the planned exit from the UK linen and garments business and exceptional costs in respect of the Raphoe defence.

SEGMENTAL PERFORMANCE

Note: all comparisons are at constant (December 2004) exchange rates. All references to operating income are for continuing businesses before amortisation of customer lists and exceptional items. Please refer to appendix 1 for segmental analysis of revenue and operating profit for the third quarter and year-to-date at both constant and actual exchange rates. Although the group management structure was reorganised as of 1 September, the following analysis has been presented in line with the previous segmental reporting format.

Hygiene

Hygiene Services

Hygiene Services comprises our washrooms and textiles businesses. Revenue in the third quarter was 2.7% higher than the same quarter last year whilst operating income was 12.0% lower.

In Continental Europe, trading conditions remained difficult in the third quarter as a result of limited economic growth and the adverse impact of strong competition on demand and pricing. There has been a marginal decline in the portfolio over the quarter. Continued investment in the salesforce is generating good revenue growth in the German textiles business and in a number of washroom businesses including Portugal, Spain and Switzerland. In the French textiles business, which had revenues of £150.3 million at constant exchange rates for the nine month period and which is the subject of one of our major performance improvement programmes, the rate of profit decline is reducing as the benefits of the new operating structure begin to appear. In Belgium, the textiles business performed strongly in the quarter as improvements in productivity helped to reduce costs. The Dutch textiles business is suffering from the continued difficult economic and trading environment in that country. This has led to lower profits than the same quarter last year and a reduction in the portfolio. The Austrian textiles business, which was acquired in the first half of 2005, continues to perform well.

Good progress has been made with the integration of the Continental European washroom activity into the management structure of the textiles business and is expected to be substantially complete by the end of this year. The principal benefit should come from the additional revenue which can be generated from cross-selling and range extension.

Trading performance in the UK was adversely impacted by a number of factors

which resulted in revenue, margins and the portfolio all declining in the third quarter compared with the prior year. The costs of separating the washroom and textiles elements of the business are a drag on margins, as are the increased levels of investment in sales and service and higher fuel and energy costs. In addition, competitors exerted downward pressure on pricing and prior year national minimum wage increases also had an impact. Although the portfolio continued to decline in the combined textiles and washroom business in the quarter, the discrete washroom specialist businesses did show portfolio growth.

Discussions continue with a number of parties related to our exit from UK linen and workwear. It has proven a complex task because of competition issues for some prospective parties, the need for investment before transfer for others and the importance of continuing supply to our customers.

We have moved to an alternative approach and do now have expressions of interest in both garment services and supply and linen services although as yet they are not binding. We anticipate making a further announcement regarding our exit from this business by the end of the year.

Pest Control

Revenue for the pest control business was some 2.6% higher year-on-year in the third quarter whilst operating income declined by 10.5% over the same quarter last year. The contract portfolio showed a net gain of £1.1 million during the quarter, of which £0.9 million resulted from organic portfolio growth.

With year-to-date sales of £51.5 million, the UK is our largest pest control business and is implementing a major performance improvement programme. Particular progress was made during the quarter as terminations fell by 9.9% in absolute terms compared to last year and were 3% better than the second quarter.

However, revenue in the UK fell in the quarter due to lower job sales, as did operating income, reflecting the high operational leverage in the business. In Continental Europe, where economic conditions are tough in most markets, revenue was up but operating income down due to margin pressure following higher investment in sales and service. Nevertheless, there was good growth in Belgium, The Netherlands, Portugal, Spain, Switzerland and Finland. North America saw growth in both revenue and operating income, partly as a result of acquisitions. In Asia Pacific and Africa, revenue in the quarter was higher in all regions except Fiji, although higher sales and service spend resulted in a decline in operating income.

Security

Electronic Security

Revenue grew by 8.7% in the third quarter compared to the same period last year but operating income declined by 2.1%.

All parts of the business recorded higher revenue in the third quarter compared with the prior year. This was as a result of higher levels of both ad hoc/ project work and contractual work. Operating income performance was, however, mixed. The decline in operating income for the segment as a whole was largely due to the performance of the UK fire and security business, which was impacted by a greater mix of lower margin CCTV work, together with a lower incidence of call-out revenue through a more reliable equipment base. This business has yet to realise the full benefits of additional investment in its sales efforts. Conversely, the UK systems business and operations in France, The Netherlands and USA showed operating income improvements due to higher volumes which offset pricing pressure in the market. The portfolio for the segment as a whole showed progress in the quarter due principally to new business, including an important contract gain with a major client.

A programme to improve the productivity and efficiency of the electronic security business in The Netherlands has commenced.

Manned Guarding

A good performance in the third quarter resulted in revenue increasing by 12.8% over the prior year and operating income growing by 10.0%.

Revenue and operating income increases were recorded across all regions of operation. The US business benefited from a small mid-year acquisition. Canada enjoyed significant profitable temporary work in the third quarter and saw a positive impact from price increases implemented in the Eastern region. The UK gained a significant amount of new business in the quarter with customer retention improving. Licensing-related price increases were implemented. New business wins also fuelled growth in Belgium.

Facilities Management Services

Revenue for the segment rose by 3.1% in the third quarter compared to the same period last year whilst operating income grew by 10.7%.

Amongst the larger businesses within this segment, UK Cleaning moved ahead strongly in the third quarter and was a key factor in the encouraging performance of the segment as a whole. Major contract gains had a positive impact on revenue and there were fewer major contract losses than last year. In Spain, revenue was higher than the previous year due to increased jobs in Madrid and aircraft cleaning work in Mallorca but operating income fell due to lower margins on re-tendered work.

The catering business reported higher revenue in the third quarter. However, margins fell in the education sector due to the lower take-up of school meals following recent publicity regarding school meals in general. This business is also seasonally affected by school summer holidays. Revenue and operating income increased for catering to business and industry due to new business gains.

Tropical Plants

Overall, revenue was 5.2% higher in this segment than the same quarter last year but operating income was 3.8% lower.

In the USA, third quarter revenue declined versus last year due to lower outright sales of plants which offset an increase in contractual revenue; this was also reflected in lower operating income. In the UK, quarter-on-quarter revenue declined, as a result of weaker one-off sales of plants.

In Continental Europe, recent acquisition activity in Belgium and The Netherlands has bolstered revenue with the added benefit of introducing new sales management in these businesses. New management has also been recruited for Denmark. Asia Pacific and Africa revenue in the quarter is above last year. New Zealand continues to grow strongly and the regression in Australia has moderated.

Parcels Delivery

Initial City Link revenue increased by 7.1% in the third quarter versus last year but operating income was 4.8% lower.

Higher revenue was a result of a 5.7% increase in the number of parcels carried compared with the third quarter of 2004. Pricing pressure, coupled with substantial fuel price increases, impacted margins and caused operating income to fall. Additional investment in sales has successfully delivered growth in the overall network and resulted in higher margins in the third quarter than in the first half.

We have concluded that, longer term, Initial City Link's franchise model will be a constraint on the strategic development of the business. Accordingly, we announced on 25 October that we will cease franchising and will offer to buy back the remaining franchises.

Conferencing

Style Conferences has been treated as a discontinuing business for the purpose of this update. The sale process remains on track and we continue to expect proceeds in excess of £300 million. We do not expect to pay tax on the disposal proceeds.

FINANCIAL ITEMS

Central Items

Third quarter central costs were largely in line with the prior year with the net increase primarily due to organisational changes. Central costs for the nine months were £11.6 million higher than 2004 due to the formation costs of the new holding company, costs associated with the business review and additional divisional, IT, HR, acquisition and IFRS transition costs. Of the £11.6 million increase, some £9 million can be viewed as non-recurring.

Interest

Net interest payable in the third quarter includes an adjustment of £1.4 million for IAS 19 pension costs following a re-assessment of the IAS 19 pension liabilities at December 2004 and June 2005 (see note on pensions below). Excluding this adjustment, net interest payable for the quarter was £2.1 million lower than 2004 mainly due to the net exchange effect of foreign currency denominated loans.

Exceptional Items

The company has incurred considerable expense in relation to the unwelcome approach by Raphoe. We were put into an offer period and then subsequently threatened with an EGM. As is necessary in such circumstances, the company engaged a full team of professional advisors, inevitably at some cost. The Board was unanimously of the view that the proposals, such as they were, were not in

the best interests of shareholders and had prepared a vigorous defence, in conjunction with the team of advisors. In the event that a bid had emerged, or an EGM been called, our costs would have been in the order of £20 million. Raphoe and Robinson went through the deadline imposed by the Takeover Panel without making a bid or requisitioning an EGM and some £10 million in fees was incurred, of which an estimated £8 million relates to the period to 30 September. This has been recognised as an exceptional item in the third quarter and the balance will be reflected in the results for the fourth quarter.

Pensions

The UK defined benefit scheme accounts for substantially all of the group's pension deficit. The UK scheme's actuaries continue to work on the end March 2005 valuation. Their latest view is that the UK pension scheme deficit is higher than the initial estimate. A better estimate is that the group's retirement benefit liabilities, on an IAS 19 basis, at 30 June 2005 and 31 December 2004 would have been £323.7 million and £304.8 million respectively. This compares with the £283.7 million and £269.8 million that was previously reported.

Following the recent implementation of the Pensions Act, the company has started discussions with the trustees about measures to deal with the deficit and the equity and other risk exposures in the UK scheme. The Pensions Regulator will in future require companies to deal with scheme deficits over shorter time periods than in the past and our discussions with the trustees reflect this.

Discussions between the company and trustees are continuing and it is hoped that they can be concluded by the end of the year. The likely outcome is that the company will make a very significant contribution to the scheme in the short-term, with the balance of the funding deficit addressed over a number of years.

Dividend

It remains our intention, in the absence of unforeseen circumstances, to

recommend an increase in the total dividend for 2005 of 10%. Thereafter, and on the assumption that the cash resources are available, our intention is to increase the dividend in line with the medium-term trend in underlying earnings. However, in the short-term, we may take a more cautious approach to dividend growth until it is clear that the recovery in the business is well established and broadly based.

Acquisitions

Although a number of Rentokil's businesses face challenges, other parts of the group are stable with strong management teams and have attractive opportunities to grow by acquisition. We will continue to focus our portfolio of businesses through both acquisition and divestments, and it is important that we have the financial flexibility to do so. We will only undertake an acquisition when we have the management capacity to execute a post acquisition plan and it is clearly strategically and financially attractive to do so.

Credit rating and capital structure

Our current credit rating of BBB+ from Standard and Poor's is on CreditWatch. Subject to future conditions in the debt markets, in the medium-term we expect to continue to target a stable BBB+ rating as we believe that this strikes an appropriate balance between an efficient capital structure (as represented by a low weighted average cost of capital), liquid access to the capital markets and reasonable pricing.

However, in the immediate future, we believe that our business and financial profile may not be consistent with our medium-term target, albeit no worse than BBB flat.

The combination of our high payout ratio, and the requirement to fund the pension deficit over the short to medium-term, means that in our view the group does not currently have surplus capital which could be returned to shareholders

if a minimum BBB credit rating is to be maintained with an appropriate degree of headroom to avoid further ratings pressure.

This announcement contains certain statements that are or may be forward-looking regarding the group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances, and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

A conference call for analysts and shareholders will be held at 9:00am GMT today. You can access this call on +44 (0) 20 7784 1017.

Shareholder/analyst enquiries:

Andrew Macfarlane, CFO 01342 833022

Lisa Williams, IR Manager 01342 833022

Media enquiries:

Kate Miller/John Sunnucks, Brunswick Group LLP 020 7404 5959

Notes for editors:

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 90,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include pest control, tropical plants, hygiene services, facilities services, electronic security and parcels delivery.

APPENDIX 1 - SEGMENTAL ANALYSIS

Segmental Analysis - constant rates	3 months to 30 September 2005 £m (unaudited & unreviewed)	3 months to 30 September 2004 £m (unaudited & unreviewed)	9 months 30 Septemb 2((unaudited unreviewe
(at 2004 full year average exchange rates)			
Business analysis			
Revenue			
Continuing operations at 2004 average exchange rates:			
Hygiene Services	188.6	183.6	56
Pest Control	59.3	57.8	17
Hygiene	247.9	241.4	73
Electronic Security	63.7	58.6	19
Manned Guarding	88.7	78.6	25
Security	152.4	137.2	45

Facilities Management Services	105.9	102.7	31[illegible]
Tropical Plants	26.3	25.0	7[illegible]
Facilities Management	132.2	127.7	39[illegible]
Parcels Delivery	27.0	25.2	8[illegible]
Total continuing operations at 2004 average exchange rates	559.5	531.5	1,67[illegible]
Exchange	5.3	(1.7)	[illegible]
Continuing operations at actual average exchange rates	564.8	529.8	1,67[illegible]

Operating Income *

Continuing operations at 2004 average exchange rates:

Hygiene Services	39.7	45.1	11[illegible]
Pest Control	19.7	22.0	5[illegible]
Hygiene	59.4	67.1	17[illegible]
Electronic Security	9.2	9.4	2[illegible]
Manned Guarding	3.3	3.0	[illegible]
Security	12.5	12.4	3[illegible]
Facilities Management Services	8.3	7.5	2[illegible]
Tropical Plants	2.5	2.6	[illegible]
Facilities Management	10.8	10.1	2[illegible]
Parcels Delivery	6.0	6.3	1[illegible]
Total Business Segments	88.7	95.9	25[illegible]

Central Items	(8.1)	(7.4)	(28.
Total continuing operations at 2004 average exchange rates*	80.6	88.5	22'
Exchange	0.7	(0.6)	:
Continuing operations at actual average exchange rates*	81.3	87.9	22!

* Before amortisation of customer lists and items identified as exceptional

Segmental Analysis - actual rates	3 months to	3 months to	9 months
	30 September	30 September	30 Septeml
(at actual exchange rates)	2005 £m (unaudited & unreviewed)	2004 £m (unaudited & unreviewed)	2((unauditec unreviewe
Business analysis			
Revenue			
Continuing operations at actual average exchange rates:			
Hygiene Services	190.2	182.3	56!
Pest Control	59.9	57.5	17·
Hygiene	250.1	239.8	74:
Electronic Security	63.8	58.4	19!
Manned Guarding	91.0	78.8	25'

Security	154.8	137.2	45:
Facilities Management Services	106.1	102.6	32(
Tropical Plants	26.8	25.0	7[illegible]
Facilities Management	132.9	127.6	39[illegible]
Parcels Delivery	27.0	25.2	8[illegible]
Continuing operations at actual average exchange rates	564.8	529.8	1,67[illegible]
Operating Income *			
Continuing operations at actual average exchange rates:			
Hygiene Services	40.2	44.7	11[illegible]
Pest Control	19.8	21.9	5[illegible]
Hygiene	60.0	66.6	17[illegible]
Electronic Security	9.1	9.4	2[illegible]
Manned Guarding	3.4	3.0	[illegible]
Security	12.5	12.4	3[illegible]
Facilities Management Services	8.3	7.5	2[illegible]
Tropical Plants	2.6	2.5	[illegible]
Facilities Management	10.9	10.0	2[illegible]
Parcels Delivery	6.0	6.3	1[illegible]
Total Business Segments	89.4	95.3	25[illegible]
Central Items	(8.1)	(7.4)	(28.
Continuing operations at actual average exchange rates*	81.3	87.9	22[illegible]

* Before amortisation of customer lists and items identified as exceptional

APPENDIX 2 - ANNUAL CONTRACT PORTFOLIO (CONTINUING BUSINESSES)

3 Months to 30 September 2005

£m at constant 2004 average exchange rates	1.7.05	New Business	Terminations	Net Additions/ Reductions	Acquis:
Hygiene Services	715.2	17.8	(19.9)	0.9	
Pest Control	185.3	8.0	(8.2)	1.1	
Total Hygiene	900.5	25.8	(28.1)	2.0	
Electronic	93.0	4.1	(2.2)	1.0	((
Manned Guarding	326.3	8.9	(10.9)	0.8	
Total Security	419.3	13.0	(13.1)	1.8	((
Facilities Management Services	369.4	33.0	(8.5)	5.5	
Tropical Plants	91.9	2.6	(3.2)	0.9	
Total Facilities Management	461.3	35.6	(11.7)	6.4	

TOTAL	1,781.1	74.4	(52.9)	10.2	

9 Months to 30 September 2005

£m at constant 2004 average exchange rates	1.1.05	New Business	Terminations	Net Additions/ Reductions	Acqui:
Hygiene Services	695.7	56.7	(57.2)	6.9	[illegible]
Pest Control	181.8	24.8	(25.4)	4.3	
Total Hygiene	877.5	81.5	(82.6)	11.2	[illegible]
Electronic	90.0	7.9	(7.2)	2.8	
Manned Guarding	301.6	35.8	(30.4)	2.1	[illegible]
Total Security	391.6	43.7	(37.6)	4.9	[illegible]
Facilities Management Services	360.1	60.5	(33.3)	12.1	
Tropical Plants	87.1	8.0	(9.8)	2.8	
Total Facilities Management	447.2	68.5	(43.1)	14.9	
TOTAL	1,716.3	193.7	(163.3)	31.0	[illegible]

Notes

Contract Portfolio Definition:

Customer contracts are usually either 'fixed price', 'as-used' (based on volume) or mixed contracts. Contract portfolio is the measure of the annualised value of these customer contracts.

Contract Portfolio Valuation:

The contract portfolio value is typically recorded as the annual value from the customer contract. However, in some cases - especially 'as-used' (based on volume) and mixed contracts, estimates are required in order to derive the contract portfolio value. The key points in respect of valuation are:

'As-used' contracts: These are more typical in Hygiene Services, where elements of the contract are often variable and based on usage. Valuation is based on historic data (where available) or forecast values.

Income annualisation: In some instances, where for example the underlying contract systems cannot value portfolio, or there is a significant 'as-used' element, the portfolio valuation is calculated using an invoice annualisation method.

Inter-company: The contract portfolio figures include approximately £30 million of inter-company revenue, of which a significant proportion relates to UK textiles.

Job Work and Extras: Many of the contracts within the contract portfolio include

ad hoc and or repeat job work and extras. These values are excluded from the contract portfolio.

Rebates: The contract portfolio value is gross of customer rebates. These are considered as normal part of trading and are therefore not removed from the portfolio valuation.

New Business: represents new contractual arrangements in the period, which can either be new contracts with an existing customer, or with a new customer.

Terminations: represent the cessation of either a specific existing customer contract, or the complete cessation of business with a customer, in the period.

Net Additions / Reductions: represents net change to the value of existing customer contracts in the period as a result of changes (either up or down) in volume and/or pricing.

Acquisitions: represents the valuation of customer contracts obtained from acquisitions made in the period.

This information is provided by RNS
The company news service from the London Stock Exchange

6.1

Rentokil Initial

Holding(s) in Company

Rentokil Initial PLC
01 November 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan, Bournemouth	5,228,100
Northern Trust, London -	288,200

Bank of New York, Brussels -	170,300
JP Morgan - Bournemouth	5,841,000
Brown Brothers Harriman, Luxemburg -	76,886,156
Northern Trust, London -	336,800
Bank of New York, Europe Ldn -	2,443,700

5. Number of shares / amount of stock acquired

16,005,700

6. Percentage of issued class

0.88%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 1p

10. Date of transaction

28th October 2005

11. Date company informed

31st October 2005

12. Total holding following this notification

91,194,256

13. Total percentage holding of issued class following this notification

5.03%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

1st November 2005

6. 9

Rentokil Initial

Holding(s) in Company

Rentokil Initial PLC
07 November 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Janus Capital Management LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Clients of Janus Capital Management LLC

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

18,813,885

8. Percentage of issued class

1.03%

9. Class of security

Ordinary 1p

10. Date of transaction

4 November 2005

11. Date company informed

4 November 2005

12. Total holding following this notification

53,291,423

13. Total percentage holding of issued class following this notification

2.94%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification

7 November 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

6.2

Rentokil Initial

Disposal of Style Conferences

Rentokil Initial PLC
29 November 2005

For immediate release

Rentokil Initial PLC
29 November 2005

Rentokil Initial - Disposal of Style Conferences

Rentokil Initial plc ('Rentokil' or the 'Company') announces that it has entered into arrangements with Alternative Hotel Group, a group of investors led by Richard Balfour-Lynn and other MWB directors acting in their private capacity partnering with Bank of Scotland, pursuant to which it expects to sell the Initial Style Conferences business ('Style Conferences' or the 'Business') for a total consideration of £325 million on a debt free cash free basis, to be paid in cash at completion. It is Rentokil's intention to apply the proceeds against current indebtedness and the transaction is expected to close within two weeks.

Style Conferences is the market leader in the provision of training and conferencing venues in the UK and owns the freehold of 21 of the 29 centres that it operates. It was acquired as part of the BET group of businesses in 1996 and has always been operated on a standalone basis. For the twelve months ended 31 December 2004, the Business generated operating profit of £25.3 million and profit before tax of £19.7million on turnover of £91.1 million. As at 31 December 2004 Style Conferences had net assets of £128.9 million and gross assets of £165.0 million.

Doug Flynn, Chief Executive of Rentokil Initial, said today:

'We decided to sell Style Conferences because its operating characteristics are substantially different from other businesses in the Company, and because we believe that there are other owners for whom the business would be a better fit.

This transaction is a good outcome for our shareholders and has been achieved in line with the timetable we set earlier in the year. It is another step forward towards our aim of creating a clearer strategic focus by concentrating upon the development of those businesses which can add most value for our shareholders.'

Enquiries:

Rentokil Initial plc +44 (0) 1342 833022

Mark Boyle, Group Strategy & Development Director
Charles Grimaldi, Corporate Affairs Director

Greenhill & Co. International LLP +44 (0) 20 7440 0400

Simon Borrows
Edward Wakefield

Brunswick Group LLP +44 (0) 20 7404 5959

John Sunnucks
Gill Ackers

NOTES FOR EDITORS:

Style Conferences' turnover, operating profit and net assets are derived from the segmental analysis in Rentokil's annual accounts as at 31 December 2004. Style Conferences' profit before tax and gross assets are derived from Initial Style Conferences Limited statutory accounts as at 31 December 2004.

Greenhill & Co. International LLP ('Greenhill & Co.'), which is regulated by the Financial Services Authority, is acting for Rentokil Initial plc in connection with the disposal of Style Conferences and for no one else and will not be responsible to anyone other than Rentokil for providing the protections afforded to customers of Greenhill & Co. nor for providing advice in relation to this potential transaction.